02043018

EXECUTED COPY

FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

FOR JULY 16, 2002

Nortel Inversora S.A.

(Exact name of Registrant as specified in its charter)

ARGENTINA
(Jurisdiction of Incorporation)

Alicia Moreau de Justo, No. 50, 1107
Buenos Aires, Argentina
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F X FORM 40-F ___

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ___ NO X

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]
Not applicable

Nortel Inversora S.A.

TABLE OF CONTENTS

FREE TRANSLATION

NORTEL INVERSORA S.A.

Buenos Aires, July 15, 2002

Sirs
Bolsa de Comercio de Buenos Aires
S___/___D

Dear Sirs:

Please be informed that on July 12th of the present year, the company I represent has been informed, through written notification, that private mediation meetings have been scheduled for July 19, 2002, within the terms of Law 24.573 and Decree 91/98, with respect to the following claims: (i) "Farallon Telco Argentina LLC c/ Nortel Inversora S.A. and Others s/ Nullification of Ordinary Shareholders Meeting" y (ii) "Farallon Telco Argentina LLC c/ Nortel Inversora S.A. and Others s/Nullification of Extraordinary Shareholders Meeting". The mediator, elected by the plaintiff, for both matters is Dr. Susana Luisa Fernandez (Habilitacion M.J. No. 318). The above-mentioned written notification indicates that the plaintiff, in both cases, is Farallon Telco Argentina LLC; that the defendants are Nortel Inversora S.A. and Others; that the object of the claims is the nullification of the Ordinary Shareholders Meeting and the nullification of the Extraordinary Shareholders Meeting, respectively; and the amount of damages, in both claims, is undetermined. The Company has a term of three days to select another mediator from the list included in the above-mentioned written notification.

Also, please be informed that the Directors Máximo Bomchil, Christian Chauvin, Laurent Mialet, Franco Bertone, Guillermo A. J. Brizuela and the syndics Néstor J. Belgrano, Gustavo A. de Jesús, Enrique Garrido and Dr. María Rosa Villegas Arévalo were informed of the above-mentioned mediation meetings, through written notification at their respective domicile, in their role as directors and syndics, respectively.

Finally, please be informed that Dr. Gustavo de Jesús was informed only of the meeting relating to the nullification of the Ordinary Shareholders Meeting and Dr. Enrique Garrido only of the meeting relating to the nullification of the Extraordinary Shareholders Meeting.

Without anything further comments, we salute you attentively.

María Elvira Cosentino
Attorney-in-Fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTEL INVERSORA S.A.

Date: July 16, 2002

By: ______________________
Name: María Elvira Cosentino
Title: General Manager and Sole Officer